UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DrugMax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262240104

(CUSIP Number)

ABS Capital Partners III, L.P., 400 E. Pratt Street, Suite 910, Baltimore, MD 21202

ATTN: Matt Buckley

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

262240104

1.	Name of Reporting Persons. ABS Capital Partners III, L.P., IRS ID # 06-1529414
2.

Check the Appropriate Box If a Member of a Group

(a)  ☐

(b)  ☒

(1) The shares are owned by ABS Capital Partners III, L.P. ABS Partners III, L.L.C., as the General Partner, and Donald B. Hebb, Jr, Timothy T. Weglicki and John D. Stobo, Jr, as the Managing Members of the General Partner are indirect beneficial owners of the reported securities. The General Partner and Managing Members disclaim beneficial ownership of theses shares except to the extent of their respective pecuniary interest therein.

3.	SEC Use Only
4.	Source of Funds OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,183,444 - See Note (1) Above 8. Shared Voting Power N/A 9. Sole Dispositive Power 6,183,444 - See Note (1) Above 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,183,444 - See Note (1) Above
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (based on 64,712,532 shares outstanding; includes our warrants of 1,561,791)
14.	Type of Reporting Person PN (Limited Partnership)

CUSIP No.

262240104

1.	Name of Reporting Persons. ABS Partners III, L.L.C., IRS ID # 06-1529413
2.

Check the Appropriate Box If a Member of a Group

(a)  ☐

(b)  ☒

(1) The shares are owned by ABS Capital Partners III, L.P. ABS Partners III, L.L.C., as the General Partner, and Donald B. Hebb, Jr, Timothy T. Weglicki and John D. Stobo, Jr, as the Managing Members of the General Partner are indirect beneficial owners of the reported securities. The General Partner and Managing Members disclaim beneficial ownership of theses shares except to the extent of their respective pecuniary interest therein.

3.	SEC Use Only
4.	Source of Funds OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,183,444 - See Note (1) Above 8. Shared Voting Power N/A 9. Sole Dispositive Power 6,183,444 - See Note (1) Above 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,183,444 - See Note (1) Above
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (based on 64,712,532 shares outstanding; includes our warrants of 1,561,791)
14.	Type of Reporting Person CO (Limited Liability Company)

CUSIP No.

262240104

1.	Name of Reporting Persons. Donald B. Hebb, Jr.
2.

Check the Appropriate Box If a Member of a Group

(a)  ☐

(b)  ☒

(1) The shares are owned by ABS Capital Partners III, L.P. ABS Partners III, L.L.C., as the General Partner, and Donald B. Hebb, Jr, Timothy T. Weglicki and John D. Stobo, Jr, as the Managing Members of the General Partner are indirect beneficial owners of the reported securities. The General Partner and Managing Members disclaim beneficial ownership of theses shares except to the extent of their respective pecuniary interest therein.

3.	SEC Use Only
4.	Source of Funds OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,183,444 - See Note (1) Above 8. Shared Voting Power N/A 9. Sole Dispositive Power 6,183,444 - See Note (1) Above 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,183,444 - See Note (1) Above
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (based on 64,712,532 shares outstanding; includes our warrants of 1,561,791)
14.	Type of Reporting Person IN

CUSIP No.

262240104

1.	Name of Reporting Persons. Timothy T. Weglicki
2.

Check the Appropriate Box If a Member of a Group

(a)  ☐

(b)  ☒

(1) The shares are owned by ABS Capital Partners III, L.P. ABS Partners III, L.L.C., as the General Partner, and Donald B. Hebb, Jr, Timothy T. Weglicki and John D. Stobo, Jr, as the Managing Members of the General Partner are indirect beneficial owners of the reported securities. The General Partner and Managing Members disclaim beneficial ownership of theses shares except to the extent of their respective pecuniary interest therein.

3.	SEC Use Only
4.	Source of Funds OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,183,444 - See Note (1) Above 8. Shared Voting Power N/A 9. Sole Dispositive Power 6,183,444 - See Note (1) Above 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,183,444 - See Note (1) Above
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (based on 64,712,532 shares outstanding; includes our warrants of 1,561,791)
14.	Type of Reporting Person IN

CUSIP No.

262240104

1.	Name of Reporting Persons. John D. Stobo, Jr.
2.

Check the Appropriate Box If a Member of a Group

(a)  ☐

(b)  ☒

(1) The shares are owned by ABS Capital Partners III, L.P. ABS Partners III, L.L.C., as the General Partner, and Donald B. Hebb, Jr, Timothy T. Weglicki and John D. Stobo, Jr, as the Managing Members of the General Partner are indirect beneficial owners of the reported securities. The General Partner and Managing Members disclaim beneficial ownership of theses shares except to the extent of their respective pecuniary interest therein.

3.	SEC Use Only
4.	Source of Funds OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,183,444 - See Note (1) Above 8. Shared Voting Power N/A 9. Sole Dispositive Power 6,183,444 - See Note (1) Above 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,183,444 - See Note (1) Above
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (based on 64,712,532 shares outstanding; includes our warrants of 1,561,791)
14.	Type of Reporting Person IN

This Amendment relates to the common stock (the “Common Stock”) of DrugMax, Inc. (“DrugMax”). This Amendment amends the Schedule 13D Statement (the “Schedule 13D”) filed by ABS Capital Partners III, L.P., ABS Partners III, LLC, Donald B. Hebb, Jr., Timothy T. Weglicki and John D. Stobo, Jr. (the “Reporting Persons”) on November 24, 2004, relating to DrugMax’s Common Stock.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Persons beneficially own 6,183,444 shares of Common Stock (the “Shares”), or approximately 9.6% of the shares of Common Stock outstanding, which includes warrants to purchase 1,561,791 shares of Common Stock. Sole voting power and dispositive power over the Shares is held by ABS Capital Partners III, L.P (“ABS Capital Partners III”). ABS Partners III, L.L.C., as the general partner of ABS Capital Partners III (the “General Partner”), and Donald B. Hebb, Jr., Timothy T. Weglicki and John D. Stobo, Jr., as the managing members of the General Partner, may be deemed to beneficially own the Shares.

(c) On June 23, 2005, the Reporting Persons acquired warrants for 16,861 shares of Common Stock pursuant to a purchase price adjustment under the terms of the Agreement and Plan of Merger dated March 19, 2004, by and among DrugMax, Familymeds Group, Inc. and certain other parties thereto. The exercise price of the warrants is $2.61 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2005

Date

/s/ Donald B. Hebb, Jr.
Signature

Donald B. Hebb, Jr., Managing Member of ABS Partners III, L.L.C.; General Partner of ABS Capital Partners III, L.P.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)